F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                       OMB APPROVAL
     no longer subject                       OMB Number                3235-0287
     to Section 16                           Expires:         September 30, 1998
                                             Estimated ave. burden
                                             hours per response _____        0.5

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

----------------------------------------------------------------------------------------------------------------------------
1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)

                                          Probex Corp. (PRB)

Hollingshad              Nicholas   W.                                04/2001               Director      10% Owner
---------------------------------------  -----------------------    -----------------   ---           ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for      Officer    X  Other
                                              of Reporting Person        Month/Year     ---           ---
                                              (Voluntary)                               (Give title   (specify below)
                                                                                           below)

13355 Noel Road, Suite 1200                                                                  Advisory Director
---------------------------------------------------------                               ------------------------------------
     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Dallas                   TX             75240                            (Month/Year)         Line)
--------------------------------------------------------
     (City)                (State)          (Zip)                                              X   Form filed by One
                                                                                              ---  Reporting Person

                                                                                                   Form filed by More
                                                                                               --- than One Reporting
                                                                                                   Person

---------------------------------------------------------------------------------------------------------------------------
 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
---------------------------------------------------------------------------------------------------------------------------

1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    --------------------------------------------------
                                                                                                          (A)
                                                                          Code    V        Amount         (D)  Price


-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------


5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)


---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

---------------------------------------      ------------------------------             ------------------------------------

Reminder: Report on a separate line for each class securities owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


----------------------------------------------------------------------------------------------------------------------------
             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
----------------------------------------------------------------------------------------------------------------------------
1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V

Stock Option                                        $1.50                 02/28/01 (1)               A      V
------------------------------------------     --------------------    ----------------          ---------------------------
Stock Option                                        $1.47                 02/28/01                   A      V
------------------------------------------     --------------------    ----------------          ---------------------------
Warrant                                             $1.579                04/30/01                   A
------------------------------------------     --------------------    ----------------          ---------------------------

------------------------------------------     --------------------    ----------------          ---------------------------

------------------------------------------     --------------------    ----------------          ---------------------------




5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

----------------------------------------------------------------------------------------------------------------------------
       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

  12,500                                     02/28/01     02/28/11              Common Stock        12,500
-----------------  -----------------        ------------ --------------         --------------    --------------------------
  12,500                                     02/28/01     02/28/11              Common Stock        12,500
-----------------  -----------------        ------------  -------------         --------------    --------------------------
  22,500                                     04/30/01     04/30/06              Common Stock        22,500
-----------------  -----------------        ------------  -------------         --------------    --------------------------

-----------------  -----------------        ------------  -------------         --------------    --------------------------

-----------------  -----------------        ------------  -------------         --------------    --------------------------



8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

  (2)                            12,500                                     D
-----------------------    -----------------------------------    --------------------------  ------------------------------
  (3)                            12,500                                     D
-----------------------    -----------------------------------    --------------------------  ------------------------------
  (4)                            22,500                                     D
-----------------------    -----------------------------------    --------------------------  ------------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------------

-----------------------    -----------------------------------    --------------------------  ------------------------------
Explanation of Responses:

Note:

(1) Represents options to purchase the Issuer's common stock granted on December 29, 2000, subject to stockholder approval of an amendment to the Issuer's 1999 Omnibus Stock and Incentive Plan, as amended and restated.
     The amendment was approved at the annual meeting of stockholders of the Issuer held on February 28, 2001.

(2) Granted for services rendered as an advisory director of the Issuer for calendar year 2000.

(3) Granted for services to be rendered as an advisory director of the Issuer for calendar year 2001.

(4)  Granted in conjunction with a bridge loan made to the Registrant.



                                                                                 /s/ Nicholas W. Hollingshad       05/09/01
**Intentional misstatements or omissions of facts constitute Federal            --------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person     Date


Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMD Number.